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                                                                   EXHIBIT 23.01




                   CONSENT OF KPMG LLP, INDEPENDENT AUDITORS


The Plan's Administration Committee
Citigroup Inc.:

We consent to the incorporation by reference in the Registration Statement Nos. 333-58452 and 333-51030 on Form S-8 of Citigroup Inc. of our report dated June 27, 2003 relating to the statements of net assets available for plan benefits of the Citigroup 401(k) Plan as of December 31, 2002 and 2001, and the related statements of changes in net assets available for plan benefits for the years then ended, and the related supplemental Schedule H, Line 4i -- Schedule of Assets (Held at End of Year) as of December 31, 2002, and the related supplemental schedule H, Line 4j -- Schedule of Reportable Transactions -- During the Year Ended December 31, 2002, which report appears in the December 31, 2002 annual report on Form 11-K of the Citigroup 401(k) Plan.



/s/ KPMG LLP


New York, New York
June 30, 2003